Exhibit 8.1

SIGNIFICANT SUBSIDIARIES OF HARMONY GOLD MINING COMPANY LIMITED

NAME OF SUBSIDIARY	PERCENTAGE HELD	COUNTRY OF INCORPORATION
ARMGold/Harmony Freegold Joint Venture Company Proprietary Limited	100%	South Africa
Avgold Limited	100%	South Africa
Harmony Gold Australia Proprietary Limited	100%	Australia
Kalahari Goldridge Mining Company Limited	100%	South Africa
Randfontein Estates Limited	100%	South Africa